SIXPOINT PARTNERS LLC
(A Wholly-Owned
Subsidiary of PNC Bank, N.A.)

FINANCIAL STATEMENTS

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2022

SIXPOINT PARTNERS LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Table of Contents
December 31, 2022



420 Ft. Duquesne Blvd., Ste. 1900, Pittsburgh, PA 15222
Tel: 412-281-8771 | Fax: 412-281-7001
info@louisplung.com | www.louisplung.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sixpoint Partners LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Opinion of the Financial Statement

We have audited the accompanying statement of financial condition of Sixpoint Partners LLC (a wholly-owned subsidiary of PNC Bank, N.A.) (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of Sixpoint Partners LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Sixpoint Partners LLC's management. Our responsibility is to express an opinion on Sixpoint Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)(PCAOB) and are required to be independent with respect to the Sixpoint Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures including examining, on a test basis, evidence regarding the amount and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sixpoint Partners LLC's auditor since 2020.

Louis Plung Company, LLP

Pittsburgh, Pennsylvania
February 17, 2023

American Institute of
Certified Public Accountants

Pennsylvania Institute of
Certified Public Accountants

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Sixpoint Partners LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Statement of Financial Condition
Balance, December 31, 2022
(in thousands)

ASSETS

Cash and cash equivalents	$	42,088
Accounts receivable, net of allowance		42,173
Right-of-use asset, net of accumulated amortization		4,676
Furniture, equipment, and leaseholds, net of accumulated depreciation		897
Other assets		185
Total assets	$	90,019

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	10,424
Lease liability		4,947
Total liabilities		15,371
Capital		43,537
Retained earnings		31,111
Total member's equity		74,648
Total liabilities and member's equity	$	90,019

The accompanying notes are an integral part of these financial statements.

SIXPOINT PARTNERS LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2022

1) Organization and Nature of Business

Sixpoint Partners LLC (the "Company"), a Delaware limited liability company is a wholly owned subsidiary of PNC Bank, N.A. ("PNC"), which is a wholly owned subsidiary of The PNC Financial Services Group ("PNC FSG"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a global placement agent and leading provider of alternative investment solutions for private equity funds. These financial statements are not intended to present the consolidated financial position and the results from operations of PNC FSG as of and for the year ended December 31, 2022.

2) Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash held at PNC. Cash and cash equivalents also includes money market funds, which are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less.

Allowance for Credit Losses (ACL)

Our allowance for credit losses (ACL), in accordance with the Current Expected Credit Losses (CECL) standard, requires the use of an expected credit loss methodology; specifically, current expected credit losses for the remaining life of the asset will be recognized at the time of the origination or acquisition. The in-scope assets, which consist of the Company's receivables, will be presented at the net amount expected to be collected after deducting the ACL from the amortized cost basis of the asset. The receivables assessed for credit losses primarily represent receivables related to placement and advisory services that the Company provides. These receivables generally settle in cash within three years of origination. Accounts receivable as of December 31, 2022 was $42.2 million, net of an allowance for credit losses of $417 thousand.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases for office space. The Company

determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right of use (ROU) asset and lease liability at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with our short-term leases on a straight-line basis over the lease term. See Note 8 for additional information related to leases within the scope of FASB ASC 842.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the term of the lease.

Impairment of Long-lived Assets

Management of the Company considers the valuation and depreciation of furniture, equipment, and leaseholds. Management considers both the current and future levels of undiscounted cash flow generated by the Company and the continuing value of furniture, equipment, and leaseholds to determine when and if an impairment has occurred. Any write-downs due to impairment are charged to operations at the time the impairment is identified. No such write-downs due to impairment have been recorded in 2022.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The company maintains its operating cash accounts at two financial institutions, one of which is PNC. At certain times, the

SIXPOINT PARTNERS LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2022

Company's balances in its bank accounts may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Recently Adopted Accounting Standards

Effective January 2021, PNC and its subsidiaries adopted the Financial Accounting Standards Board ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this update simplified the accounting for income taxes by removing certain exceptions, as well as clarifying and amending other guidance to improve consistent application of Topic 740. The only amendment to impact the Company specifies that single-member limited liability companies and other disregarded entities not subject to income tax are no longer required to recognize an allocation of consolidated current and deferred income tax expense in its separate financial statements (the tax allocation amendment). The update was put in place for the Company on January 1, 2021 and the tax allocation amendment required the retrospective adoption method. However, because of the nature of the amendment and because the Company does not present comparative periods, the beginning retained earnings balance remains appropriate and no retrospective adoption adjustment is needed. The adoption had a material impact to the Company's financial statements as income taxes are no longer reflected in the Company's standalone financial statements. A total of $579 thousand of income tax liabilities were transferred to the Company's taxpayer Parent as a result of the adoption during 2021 with an adjustment to retained earnings.

3) Revenue from Contracts with Customers

The Company's noninterest income relates to certain fee-based revenue, of which the recognition and measurement is based on the assessment of individual contract terms. For placement services where revenue is contingent upon transaction completion, revenue is recognized when the related transaction occurs, and revenue is reasonably determinable. For services not contingent upon transaction completion, revenue is recognized in the period to which it relates. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The Company may receive non-refundable up-front fees in its contracts with customers, which are recorded as revenues in the period over which services are estimated to be provided. Additionally, the Company may receive payment of certain fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded within other liabilities on the accompanying Statement of Financial Condition. To obtain a contract with a customer, the Company may incur costs such as advertising, marketing costs,

bid and proposal costs and legal fees. The Company has determined that these costs would have been incurred regardless of whether the contract with the customer was obtained. Additionally, the Company does not expect to recover all of these costs from the customer; therefore, the costs of obtaining contracts with customers are expensed as incurred.

4) Related Party Transactions

The Company holds a demand deposit account with PNC. The total funds held in this account as of December 31, 2022, were $4.4 million and is recorded in cash and cash equivalents on the Statement of Financial Condition.

The Company also has a line of credit agreement with PNC of $5 million. There were no borrowings against the line as of December 31, 2022. The line bears interest at an overnight bank funding rate based on rates published by the Federal Reserve Bank of New York.

The Company has expense and facilities sharing agreements with PNC and PNC FSG. The Company reimburses PNC and PNC FSG on a monthly basis for overhead costs based on an agreed upon allocation. As of December 31, 2022, there are no outstanding balances due to PNC or PNC FSG.

The Company has an expense sharing agreement with SP Capital Partners ("SP Capital"), which is a wholly owned subsidiary of PNC FSG. SP Capital reimburses the Company on a monthly basis for overhead costs based on an agreed upon allocation. As of December 31, 2022, there is no outstanding balance due from SP Capital.

The Company has an intra-group service agreement with Sixpoint Partners Europe Ltd ("SPP Europe"), which is a wholly owned subsidiary of PNC FSG. Under the terms of the agreement SPP Europe sources European investors who are interested in investing in North American private equity funds. As of December 31, 2022, there is a $266 thousand outstanding balance due to SPP Europe.

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC FSG. PNC FSG sponsors a noncontributory, qualified defined benefit pension plan (the "pension plan"), which covers substantially all of the Company's employees. Benefit specifics for the Company are detailed in Note 6 below.

5) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of

the "applicable" exchange also provides that equity capital many not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Additionally, the Company is not required to comply with Rule 15c3-3 by placing reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.240 17a-5 because the Company limits its business activities exclusively to providing capital markets advisory services. The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

At December 31, 2022, the Company had net capital of $29.1 million, which was $28.4 million in excess of its required net capital of $713 thousand. The Company's net capital ratio was 0.37 to 1.

6) Employee Benefit Plan

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC FSG. PNC FSG sponsors a noncontributory, qualified defined benefit pension plan (the "pension plan"), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for plan participants on December 31, 2009, are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on their cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate. New participants on or after January 1, 2010 are not subject to the minimum rate. The plan provides for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria. Pension expense is allocated by PNC FSG to the Company based upon an actuarially determined required contribution which includes service and interest costs related to the Company's plan participants.

PNC FSG also maintains nonqualified supplemental retirement plans for certain employees and provides certain health care and life insurance benefits for qualifying retired employees (the "postretirement benefits") through various plans. PNC FSG reserves the right to terminate or make changes to these plans at any time. The nonqualified pension plans are unfunded. PNC FSG has established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance ligations. Postretirement benefits expense is allocated by PNC FSG to the Company based upon an actuarially determined expense related to participants of the Company. There are no separate plans solely for the employees of the Company.

The pension plan and postretirement benefits plans are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2022, assets of the pension plan were $5.4 billion and the projected benefit obligation was $4.5 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit

payments are paid from the trust. PNC FSG's required contribution for 2023 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC FSG's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

7) Stock Based Compensation Plan

PNC FSG has long-term incentive award plans (Incentive Plans) that provide for the granting of restricted shares, restricted share units, other share-based awards and dollar-denominated awards to certain executives. PNC FSG typically grants a substantial portion of its stock based compensation awards during the first quarter of each year.

Shares of PNC FSG common stock available during the next year for the granting of options and other awards under the PNC FSG Incentive Plans were approximately 20 million at December 31, 2022. Total shares of PNC FSG common stock authorized for future issuance under all PNC FSG equity compensation plans totaled approximately 18 million shares at December 31, 2022.

Restricted Share Unit Awards

Certain employees of the Company receive restricted stock unit awards under the PNC FSG Incentive Plans. The fair value of nonvested restricted share unit awards is initially determined based on prices not less than the market value of PNC FSG's common stock prices on the date of grant with a reduction for estimated forfeitures. The Company recognizes compensation expense for such awards ratably over the service based vesting period for each award grant.

Nonvested Restricted Share Unit Awards – Rollforward:

	Nonvested Restricted Share Unit Awards	Weighted-Average Grant Date Fair Value
December 31, 2021	50,212	$ 142.90
Granted	-	-
Vested/ Released	(12,551)	142.90
Forfeited	-	-
December 31, 2022	37,661	$ 142.90

SIXPOINT PARTNERS LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2022

8) Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for a five-year period. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for some of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

As of December 31, 2022 the amounts reported on the Statement of Financial Condition for operating leases are as follows:

(in thousands)		
Lease ROU assets	$	4,676
Lease Liabilities		4,947

Other information related to operating leases as of December 31, 2022, is as follows:

Weighted avg remaining lease term	6.9 years
Weighted avg remaining lease term	1.28%

At December 31, 2022, the maturities of the lease liabilities are as follows:

(in thousands)		
2023	$	770
2024		715
2025		735
2026		723
2027		723
Thereafter		1,506
Total undiscounted lease payments	$	5,172
Less imputed interest		(225)
Total lease liabilities	$	4,947

SIXPOINT PARTNERS LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

Notes to the Financial Statements
December 31, 2022

9) Furniture, Equipment, and Leaseholds

Furniture, equipment, and leaseholds are stated at cost, net of accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Furniture, equipment, and leaseholds are depreciated over the shorter of the term of the lease or estimated useful lives using the straight-line method. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the results of operations. The Company uses estimated useful lives for furniture and equipment ranging from 3 to 10 years, and leasehold improvements over their estimated useful lives of up to 15 years or the respective lease terms.

Furniture, equipment, and leaseholds at December 31, 2022, consisted of:

(in thousands)		
Furniture	$	587
Equipment		369
Leasehold improvements		555
Total Cost	$	1,511
Less: Accumulated depreciation		(613)
Net furniture, equipment, and leaseholds	$	897

10) Subsequent Events

The Company has conducted an evaluation of events that have occurred subsequent to December 31, 2022, and through February 17, 2023, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of December 31, 2022.



420 Ft. Duquesne Blvd., Ste. 1900, Pittsburgh, PA 15222
Tel: 412-281-8771 | Fax: 412-281-7001
info@louisplung.com | www.louisplung.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Member of
Sixpoint Partners LLC
(A Wholly-Owned Subsidiary of PNC Bank, N.A.)

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Sixpoint Partners LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

American Institute of
Certified Public Accountants

Pennsylvania Institute of
Certified Public Accountants

BKR
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Independent Member Firms in Principal Cities

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5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Sixpoint Partners LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Sixpoint Partners LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Louis Plung & Company, LLP

Pittsburgh, Pennsylvania
February 17, 2023

American Institute of
Certified Public Accountants

Pennsylvania Institute of
Certified Public Accountants

❏BKR
International
Independent Member Firms in Principal Cities

Private Companies Practice
Section of the AICPA

Member of AICPA Employee
Benefit Plan Audit Quality Center

PCAOB Registered Firm